UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: October 11, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 10, 2010, entitled “Chesapeake Energy Corporation and CNOOC Limited Announce Eagle Ford Shale Project Cooperation Agreement”.

Exhibit 99.1

FOR IMMEDIATE RELEASE
OCTOBER 10, 2010

 CHESAPEAKE ENERGY CORPORATION AND CNOOC LIMITED ANNOUNCE EAGLE FORD SHALE PROJECT COOPERATION AGREEMENT

Chesapeake Energy Corporation (“Chesapeake”, NYSE:CHK) and CNOOC Limited (NYSE:CEO; SEHK:00883) today announced the execution of an agreement whereby CNOOC International Limited, a wholly-owned subsidiary of CNOOC Limited, will purchase a 33.3% undivided interest in Chesapeake’s 600,000 net oil and natural gas leasehold acres in the Eagle Ford Shale project in South Texas.  The consideration for the sale will be $1.08 billion in cash at closing, subject to adjustment.  In addition, CNOOC Limited has agreed to fund 75% of Chesapeake’s share of drilling and completion costs until an additional $1.08 billion has been paid, which Chesapeake expects to occur by year-end 2012.  Closing of the transaction is anticipated in the 2010 fourth quarter.

As operator of the project, Chesapeake will conduct all leasing, drilling, completion, operations and marketing activities for the project.  Over the next several decades, the companies plan to develop net unrisked unproved resource potential up to 4 billion barrels of oil equivalent (after deducting an assumed average royalty burden of 25%).  Chesapeake is currently utilizing 10 operated rigs to develop its Eagle Ford leasehold and with the additional capital from CNOOC Limited, anticipates increasing its drilling activity to approximately 12 operated rigs by year-end 2010, approximately 31 rigs by year-end 2011 and approximately 40 rigs by year-end 2012.  Approximately 900 wells are expected to be drilled by year-end 2012. Currently Chesapeake has 10 horizontal Eagle Ford wells in production with initial production rates of up to 1,160 barrels of oil and 0.4 mmcf of natural gas per day in the oil window and 4.0 mmcf of natural gas and 1,200 barrels of oil per day in the wet gas window.  Chesapeake anticipates the project will reach its peak production of 400,000-500,000 barrels of oil equivalent per day in the next decade.

The assets are located principally in the counties of Webb, Dimmitt, LaSalle, Zavala, Frio and McMullen, and are located primarily in the oil window (~85%) and the wet gas window (~15%) of the Eagle Ford Shale and in the dry gas window of the Pearsall Shale.  CNOOC Limited will have the option to acquire its 33.3% share of any additional acreage acquired by Chesapeake in the area and also the option to participate with Chesapeake for a 33.3% interest in midstream infrastructure related to production established from the assets.

Aubrey K. McClendon, Chesapeake’s Chief Executive Officer, commented, “We are very pleased to announce our fifth industry shale development transaction and for it to include CNOOC Limited,  China's largest producer of offshore oil and natural gas and one of the largest independent oil and gas companies in the world.  This transaction will provide the capital necessary to accelerate drilling of this large domestic oil and natural gas resource, resulting in a reduction of our country’s oil imports over time, the creation of thousands of high-paying jobs in the U.S. and in the payment of very significant local, state and federal taxes.  In addition, Chesapeake’s embedded safety culture and integrated environmental protection strategies will

INVESTOR CONTACTS:		MEDIA CONTACT:	CHESAPEAKE ENERGY CORPORATION
Jeffrey L. Mobley, CFA	John J. Kilgallon	Jim Gipson	6100 North Western Avenue
(405) 767-4763	(405) 935-4441	(405) 935-1310	P.O. Box 18496
jeff.mobley@chk.com	john.kilgallon@chk.com	jim.gipson@chk.com	Oklahoma City, OK 73154

be adopted to safeguard personnel and the surface and subsurface environment.  Moreover, this project will advance the efforts of both the U.S. and China to reduce greenhouse gas emissions and accelerate commercial opportunities for the development of shale gas resources in China, furthering the objectives of the U.S. - China Shale Gas Resource Initiative announced by the White House on November 17, 2009.

“When completed, this transaction will successfully accomplish another component of Chesapeake’s strategic and financial plan outlined in May 2010 designed to increase shareholder value.  This brings the combined proceeds from our shale development ventures, including upfront cash payments and drilling carries, since 2008 to approximately $13 billion.  Chesapeake has continued to maintain a majority position in each of the five major projects subject to development arrangements ranging from 67% to 80%.  The implied pre-development value of Chesapeake's retained interest in those shale ventures is approximately $37 billion based on the valuations in the sale transactions.”

Fu Chengyu, Chairman of CNOOC Limited, stated, “As one of the world’s largest independent oil and gas companies, CNOOC Limited is keeping a close watch on the development of the upstream sector across the world, among which is shale oil and natural gas development.  CNOOC Limited has the desire and ability to establish itself in this field in a suitable scale by cooperating with a leading company such as Chesapeake, which we believe will benefit both parties reflecting our win-win philosophy.  Partnering with Chesapeake on this project to develop shale oil and natural gas jointly not only satisfies the spirit of Sino-U.S. cooperation in the energy sector, but also underscores CNOOC Limited’s responsible approach to climate change issues and its social responsibilities.”

Yang Hua, Vice Chairman and Chief Executive Officer of CNOOC Limited, said, "The cooperation with Chesapeake in shale oil and natural gas is consistent with our value-driven overseas development strategy.  The execution of this project will benefit CNOOC Limited's long term production and reserves growth and should produce considerable returns for our shareholders. Chesapeake, as the world’s leading company in the shale oil and natural gas field, has accumulated abundant experience on drilling and completion in various U.S. shale plays with world-class partners.  We are therefore very confident about this project's potential success.”

Chesapeake’s advisor on the transaction was Jefferies & Company, Inc., and CNOOC Limited’s advisor was Tudor, Pickering, Holt & Co. Securities, Inc.

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding expected future events, business prospects and financial results.  The words “believe”, “expect”, “anticipate”, “estimate”, “plan” and similar expressions are intended to identify such forward-looking statements.  These statements include the anticipated closing of the project cooperation agreement with CNOOC Limited, an estimate of oil and natural gas resource potential, planned drilling activity and future production and possible future participation by CNOOC Limited.  Actual results, including the timing of the closing of the project cooperation agreement with CNOOC Limited, could differ materially as a result of a variety of risks and uncertainties.  While forward-looking statements are based on assumptions and analyses made by us that we believe to be reasonable under the circumstances, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  See "Risks Related to Our Business" in Chesapeake's Prospectus Supplement filed with the U.S. Securities and Exchange Commission (SEC) on August 10, 2010 for a discussion of risk factors that affect our business and could affect the project cooperation agreement announced today and other potential cooperative transactions.  Further discussion of risks and uncertainties can also be found in CNOOC Limited’s 2009 Annual Report on Form 20-F filed with the SEC on April 23, 2010.  We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date of this news release, and we undertake no obligation to update this information.

The SEC requires natural gas and oil companies, in filings made with the SEC, to disclose proved reserves, which are those quantities of natural gas and oil that by analysis of geoscience and engineering data can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating

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methods, and government regulations.  In this news release, we use the term "unrisked unproved resource potential" to describe Chesapeake’s internal estimates of volumes of natural gas and oil that are not classified as proved reserves but are potentially recoverable through exploratory drilling or additional drilling or recovery techniques.  This is a broader description of potentially recoverable volumes than probable and possible reserves, as defined by SEC regulations.  Estimates of unproved resources are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of actually being realized by the company.  We believe our estimates of unproved resources and future drillsites are reasonable, but such estimates have not been reviewed by independent engineers. Estimates of unproved resources may change significantly as development provides additional data, and actual quantities that are ultimately recovered may differ substantially from prior estimates.

Chesapeake Energy Corporation is the second-largest producer of natural gas and the most active driller of new wells in the U.S.  Headquartered in Oklahoma City, the company's operations are focused on discovering and developing unconventional natural gas and oil fields onshore in the U.S.  Chesapeake owns leading positions in the Barnett, Fayetteville, Haynesville, Marcellus and Bossier natural gas shale plays and in the Eagle Ford, Granite Wash and various other unconventional liquids plays.  The company has also vertically integrated its operations and owns substantial midstream, compression, drilling and oilfield service assets.  Further information is available at www.chk.com.

For further inquiries to Chesapeake, please contact:

Jeffery L. Mobley, CFA (investor contact) Tel: 405-767-4763 Email: jeff.mobley@chk.com	John J. Kilgallon (investor contact) Tel: 405-935-4441 Email: john.kilgallon @chk.com	Jim Gipson (media contact) Tel: 405-935-1310 Email: jim.gipson@chk.com
CNOOC Limited is China's largest producer of offshore crude oil and natural gas and one of the largest independent oil and gas exploration and production companies in the world.  Headquartered in Hong Kong, CNOOC Limited mainly engages in exploration, development, production and sales of oil and natural gas and has four major production areas in offshore China, which are Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea.  In addition, it is one of the largest offshore crude oil producers in Indonesia.  CNOOC Limited also has upstream assets in Nigeria, Australia and other countries.  Further information is available at www.cnoocltd.com.

For further inquiries to CNOOC Limited, please contact:

Mr. Jiang Yongzhi Joint Company Secretary, General Manager of Investor Relations CNOOC Ltd Tel: +86-10-8452-1731 Fax: +86-10-8452-1441 Email: Jiangyzh2@cnooc.com.cn	Ms. Sharon Fung Ketchum Newscan Public Relations Ltd Tel: +852-3141-8082 Fax: +852-2510-8199 Email: sharon.fung@knprhk.com

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